SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TORA

2Q25 EARNINGS RELEASE

July 31, 2025

CSN

Companhia Siderúrgica Nacional

2Q25 RESULTS

São Paulo, July 31, 2025 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) announces its results for the second quarter of 2025 (2Q25) in Brazilian Reais, with its financial statements being consolidated in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB").

The comments address the consolidated results of the Company in the second quarter of 2025 (23Q25) and the comparisons are relative to the first quarter of 2025 (1Q25) and the second quarter of 2024 (2Q24). The exchange rate was R$ 5.56 on 06/30/2024; R$ 5.74 on 03/31/202 5 and R$ 5.46 on 06/30/2025.

2Q25 Operational and Financial Highlights

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2Q25 RESULTS

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss) plus depreciation and amortization, income taxes, net financial income, income from investments, income from other operating income/expenses and includes the proportional 37.49% share of EBITDA of the jointly owned subsidiary MRS Logística.

² The Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availabilities consider 37.49% of MRS, in addition to not considering Forfaiting and Drawn Risk operations.

4 Leverage calculation considers Tora's UDM EBITDA

Consolidated Results

•	Net revenue totaled R$ 10,693.3 million in the second quarter of 2025 (2Q25), representing a decrease of only 2.0% when compared to the previous quarter and the same period in 2024, and basically reflects the drop in the iron ore price, which ended up offsetting not only the operational improvement seen in mining, but also the revenue growth of the group's other segments.

•	In 2Q25, the Cost of Goods Sold (COGS) totaled R$ 7,967.2 million. This represents a 4.9% reduction compared to the previous quarter and reflects the lower volume of steel sold, as well as lower raw material costs in the steel industry. Compared to 2Q24, there was a small increase of 0.9% due to greater depreciation during the period.

•	In turn, Gross Profit reached R$ 2,726.1 million in 2Q25, a 7.7% increase compared to the previous quarter, with a Gross Margin of 25.5%, representing a quarterly growth of 2.3 p.p.. The strong cost reduction observed in the period was the main driver of the profitability gain and reflects the assertive commercial strategy adopted in the period. Compared to the same period in 2024, the 2.0 p.p. decrease in gross margin mainly reflects the lower price of iron ore.

•	In 2Q25, Selling General and Administrative Expenses totaled R$ 1,496.5 million and were 17.1% higher than those recorded in the previous quarter, in line with the seasonality of the operation. When compared to 2Q24, there was a decrease of 5.7% due to the lower commercial activity in the steel segment and greater control of expenses by the Group.

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2Q25 RESULTS

•	The Other Operating Income and Expenses group recorded a positive balance of R$ 246.9 million in 2Q25, a considerable increase from the negative result of R$ 445.4 million in the previous quarter, mainly explained by the reversal of contingencies verified in the period, in addition to the positive effect of iron ore hedging operations, which generated a gain of R$ 87 million in the quarter.

•	In turn, the Financial Result was negative by R$ 1,900.2 million in 2Q25, which represents an increase of 2.7% compared to the previous quarter, as a consequence of the devaluation of Usiminas shares, in addition to the lower income from financial investments.

•	Equity Income grew 112.7% in 2Q25, reaching R$ 166.8 million, reflecting the natural seasonality of operations and increased cargo handling at MRS. It is important to emphasize that this was one of MRS's strongest results, reinforcing the company's high level of efficiency.

•	In 2Q25, CSN recorded a Net Loss of R$ 130.4 million, representing an 82.2% improvement compared to the net loss recorded in the previous quarter, reflecting not only the improvement in operating results, but also the positive impact of the reversal of contingencies and iron ore hedging operations.

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2Q25 RESULTS

Adjusted EBITDA

R$ Millions	2Q25	1Q25	2Q25 vs 1Q25	2Q24	2Q25 vs 2Q24
Profit (Loss) for the Period	**(130)**	**(732)**	**-82.2%**	**(223)**	**-41.7%**
Depretiation	1,025	972	5.5%	914	12.2%
Income Tax and Social Contribution	(127)	(231)	-45.0%	341	-137.2%
Finance Income	1,900	1,850	2.7%	1,495	27.1%
EBITDA (RCVM 156/22)	**2,668**	**1,859**	**43.5%**	**2,527**	**5.6%**
Other Operating Income (expenses)	(246)	445	-155.3%	(114)	115.8%
Free Cash Flow Hedge Accounting - Exchange rate	72	193	-62.7%	8	800.0%
Free Cash Flow Hedge Accounting - Platts Index	(87)	-	0.0%	(447)	-80.5%
Other	(231)	252	-191.7%	325	-171.1%
Net book value of assets sold	21	-	0.0%	-	0.0%
Equity Results of Affiliated Companies	(167)	(78)	114.1%	(98)	70.4%
Proportional EBITDA of Jointly Owned Subsidiaries	367	283	29.7%	330	11.2%
Adjusted EBITDA	**2,643**	**2,509**	**5.3%**	**2,645**	**-0.1%**

*The Company discloses its adjusted EBITDA excluding the participation in investments and other operating income (expenses) as it believes that they should not be considered in the calculation of recurring operating cash generation.

•        In 2Q25, Adjusted EBITDA was R$ 2,643.0 million, with an adjusted EBITDA margin of 23.5%, which is 1.4 percentage points higher than the previous quarter. This improvement in profitability is a direct result of two factors: (i) seasonality and the positive effects of higher commercial activity during this period and (ii) excellent business management. Despite the fall in the iron ore price and the pressure from imported material in the steel industry, the company offset these issues with an assertive commercial policy and an increasingly robust and efficient production pace. Accumulated EBITDA for the first half of 2025 was 11.7% higher than in the same period in 2024, demonstrating that the company has been able to deliver growing results even in the face of adversity, paving the way for a stronger EBITDA this year.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%)

¹ The Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Adjusted Net Revenue, which takes into account CSN Mineração's 100% stake in consolidation and 37.49% in MRS.

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2Q25 RESULTS

Adjusted Cash Flow

In 2Q25, Adjusted Cash Flow was negative by R$ 1,474.9 million, a deterioration compared to the negative result of R$ 172.5 million recorded in the previous quarter, despite the higher EBITDA recorded during this period. This reflects the increased investments made to accelerate expansion projects and the negative impact of financial expenses, particularly the effect of high interest rates on the group's debt. Additionally, higher working capital consumption in the quarter put additional pressure on free cash flow.

2Q25 Adjusted Cash Flow¹ (R$ million)

¹ The concept of adjusted cash flow is calculated from Adjusted EBITDA, subtracting EBITDA of Jointly Controlled Companies, CAPEX, Income Tax, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is made up of the variation in Net Working Capital, plus the variation in long-term asset and liability accounts and disregarding the net variation in Income Tax and Social Security.

³ Financial Result: Considers results from derivatives, financial expenses directly linked to operating activities and interest on working capital borrowings.

Indebtedness

As of June 30, 2025, consolidated net debt reached R$ 35,665 million, with the leverage indicator, measured by the Net Debt-to-EBITDA LTM ratio, reaching 3.24x. This represents a 9-basis-point reduction compared to the previous quarter. Even considering the incorporation of Tora, this result demonstrates that the Company has successfully combined efficient cash management with very solid operating results by maximizing volumes with cost controls and increased efficiency. Additionally, management's continuous efforts to reduce gross debt throughout this year are noteworthy. In this quarter alone, gross debt decreased by R$ 2.1 billion, for a total reduction of nearly R$ 5.7 billion in the first half of the year. These efforts are crucial for the company to deliver its leverage guidance projected for the end of the year and reinforces that, even in periods of uncertainty and low predictability, CSN remains fully committed to reducing its level of indebtedness. Additionally, the company continues to make progress on capital recycling projects within the group as an alternative form of liquidity and cash reinforcement. The main project currently underway, CSN Infrastructure, is in the process of selecting a lead bank for negotiations, with the expectation of appointing a partner by the end of the year. Finally, deconsolidating CEEE-G's non-recourse debt from CSN's balance sheet, the net debt ratio fell further, reaching 3.20x. Regarding cash and cash equivalents, CSN sustained its policy of maintaining a high cash level, which reached R$ 19.3 billion this quarter.

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2Q25 RESULTS

Indebtedness (R$ Billion) and Net Debt / Adjusted EBITDA¹ (x)	Net Debt Build-Up (R$ Billion)

¹Net Debt / EBITDA: Debt is calculated using the final dollar of each period and net debt and EBITDA are calculated using the average dollar of the period. 2 Leverage calculation considers Tora's UDM EBITDA

CSN remains very active in achieving its goal of extending its amortization term by focusing on long-term operations and the local capital market. In the second quarter of 2025, the company raised new funds and refinanced bilateral contracts, primarily concentrating the amortization flows between 2027 and 2030.

Amortization Principal Schedule (R$ Million)

¹ IFRS: consider stake in MRS (37.49%).

² Gross Debt/Management Net Debt considers stake in MRS (37.49%), without accrued interest.

3 Average time after completion of the Liability Management Plan.

FX Exposure

At the end of 2Q25, CSN’s consolidated balance sheet showed a net foreign exchange exposure of US$ 1,104 million in asset position, as shown in the table below, in line with the company's policy of minimizing the impact of exchange rate volatility on results. The hedge accounting adopted by CSN correlates the projected flow of exports in dollars with the future maturities of debt in the same currency. Thus, the exchange rate variation on the dollar-denominated debt is temporarily recorded in equity and is recognized in the income statement when the dollar revenues from these exports occurs.

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2Q25 RESULTS

Investments

In 2Q25, R$ 1,331.3 million was invested, representing an 18.2% increase compared to the previous quarter, in line with seasonality and the progress made in the construction of P15 mining infrastructure, in addition to investments related to the overall modernization of UPV (steel mill) operations. On the other hand, when compared to the same period in 2024, the investment volume remained stable, with investments in P15 offsetting a decline in steelmaking Capex, as 2Q24 focused on a series of initiatives to increase efficiency in the melt shop and sintering.

CAPEX (R$ Million)

Net Working Capital

The Net Working Capital applied to the business was R$ 2,853 million in 2Q25, representing a 24.8% increase compared to the previous quarter, reflecting the increase in inventory volume and recoverable taxes, which offset the reduction in accounts receivable. When compared to the same period in 2024, there was an exponential increase in NWC, which highlights the excellent financial management, positioning the Company comfortably to honor its short-term commitments.

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2Q25 RESULTS

The net working capital calculation disregards advances on prepayment contracts, as shown in the table below:

R$ Millions	2Q25	1Q25	2Q25 vs 1Q25	2Q24	2Q25 vs 2Q24
Assets	**15,054**	**14,351**	**4.9%**	**14,613**	**3.0%**
Accounts Recivable	**2,437**	**2,511**	-2.9%	**2,548**	-4.4%
Inventory [3]	**10,363**	**9,928**	4.4%	**9,949**	4.2%
Taxes to Recover	**1,687**	**1,314**	28.4%	**1,599**	5.5%
Taxes to Recover	1,617	1,237	30.7%	1,543	4.8%
PIS/COFINS credits	70	77	-9.1%	56	25.0%
Antecipated Expenses	**400**	**459**	**-12.9%**	**319**	**25.4%**
Other Assets NWC [1]	**167**	**139**	**20.1%**	**198**	**-15.7%**
Liabilities	**12,201**	**12,065**	**1.1%**	**14,831**	**-17.7%**
Suppliers	**9,719**	**9,613**	1.1%	**12,389**	-21.6%
Payroll and Related taxes	**847**	**868**	-2.4%	**739**	14.6%
Taxes Payable	**629**	**514**	22.4%	**525**	19.8%
Advances from Clients	491	654	-24.9%	723	-32.1%
Other Liabilities [2]	**516**	**417**	23.8%	**455**	13.4%
Net Working Capital	**2,853**	**2,286**	**24.8%**	**(218)**	**-1408.7%**

¹ Other NWC Assets: Considers advances and other accounts receivable.

² Other NWC Liabilities: Considers other accounts payable, taxes paid in installments and other provisions.

³ Inventories: Does not take into account the effect of the provision for inventory losses. Warehouse stock balances are not taken into account when calculating the SME.

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2Q25 RESULTS

Business Segments Results

STELL	MINING	CEMENT	LOGISTICS	ENERGY

STELL
- Usina Presidente Vargas
- CSN Porto Real
- CSN Paraná
- Lusosider Aços Planos
- Prada Distribuição
- Prada Embalagens
- Stahlwerk Thüringen (SWT)
- Aços Longos (UPV)
- LLC
- Metalgráfica
- Gramperfil

MINING
- Casa de Pedra
- TECAR
- Engenho
- Pires
- Fernandinho
- ERSA
- PCH Quebra-queixo

CEMENT
- Volta Redonda
- Arcos
- Alhandra
- CSN Cimentos Brasil
- PCH Cachoeira dos Macacos
- PCH Santa Ana
- PCH Sacre

LOGISTICS
- Port:
- Sepetiba Tecon
- Railway:
- MRS, FTL e TLSA
- Multimodal:
- Grupo Tora

ENERGY
- CSN Energia
- UHE Itá
- UHE Igarapava
- CEEE-G

2Q25 Net Revenue by Segment (R$ Million - before eliminations)

Stell
50.4%
Mining
31.9%
Logistics
11.0%
Energy
1.9%
Cement
11.5%
5,591
6,107
5,392
2Q24
1Q25
2Q25
3,347
3,432
3,414
2Q24
1Q25
2Q25
839
771
1,177
2Q24
1Q25
2Q25
103
178
203
2Q24
1Q25
2Q25
1,238
1,102
1,213
2Q24
1Q25
2Q25

2Q25 Adjusted EBITDA by Segment (R$ Million - before eliminations)

4T24 (R$ Milhões - antes de eliminações)

Stell
22.0%
Mining
46.6%
Logistics
19.6%
Energy
3.4%
Cement
11.1%
325
485
581
2Q24
1Q25
2Q25
1.590
1.401
1.232
2Q24
1Q25
2Q25
414
355
519
2Q24
1Q25
2Q25
14
79
90
2Q24
1Q25
2Q25
346
241
293
2Q24
1Q25
2Q25

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2Q25 RESULTS

Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 934.3 million tonnes (Mt) in the first six months of the year, a volume 2.2% lower than in the same period in 2024, with Germany (-11.6%), Iran (-10.3%) and Japan (-5.0%) showing the largest declines among the main global producers, ultimately offsetting the growth observed in India (+9.2%), the United States (+0.8%) and Brazil (+0.5%).

China, which accounted for 55.1% of total global production in the first half of the year, saw a 3.1% reduction in its production pace. This reflects the slower construction dynamics at the beginning of the summer, a reflection of a very rainy period in the south and high temperatures in the north, as well as a response to Chinese authorities' initiatives to curb steel production to combat oversupply. Consequently, Chinese steel mills experienced lower capacity utilization due to weaker demand caused by seasonality and the trade obstacles faced by the country's manufacturing industry. In this context, China's export momentum continued to accelerate, also as a way to offset lower domestic demand, hitting countries where protective measures are weaker, such as Brazil.

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2Q25 RESULTS

In Brazil, steel production slowed slightly in the second quarter, but accumulated growth of 0.5% in the first six months of the year, with a total of 16.5 million tons (Mt) produced. This movement shows that Brazilian steel demand remained quite resilient in the period, with domestic sales growing 3.1% in the first half of the year and apparent consumption of steel products increasing 10% in the same period.

OPERATIONAL AND SALES PERFORMANCE

At CSN, Slab Production in 2Q25 reached 786,000 tons, a performance 3.2% down on the previous quarter, reflecting the maintenance stoppage of one of the blast furnaces that is still in progress and the lower volume of slab purchases from third parties. Following the same trend, the flat steel production, our main market, reached 762,000 tons in 2Q25, down 1.7% compared to 1Q25 and -8.0% year-on-year.

Long steel production, on the other hand, recorded a total of 63,000 tons in the period, which represents a quarterly increase of 8.6% or 7.0% when compared to 2Q24.

Sales Volume (Kton) - Steel

Total sales in 2Q25 reached 1,013 thousand tons, representing an 11.5% decrease compared to the previous quarter, even considering the period's positive seasonality. This demonstrates the commercial strategy adopted during the period of prioritizing results and margins over volume, especially in a market marked by intense competition and record penetration of imported materials. This prevented CSN from engaging in price wars, losing some market share in the quarter. In this context, domestic sales accounted for 750 thousand tons of steel products in 2Q25, representing a 4.9% decrease compared to the previous quarter and a 5.9% decrease year-over-year, highlighting the difficulty of competing in a highly pressured market that, despite continuing to grow consistently, remains without adequate protection to ensure a better competitive equality. The foreign market, in turn, performed weaker due to the difficulties of exporting amid tariff disputes and anti-dumping measures worldwide. In this scenario, 263,000 tons were sold in 2Q25, a 26.0% decrease compared to the previous quarter and a 19.4% decrease compared to the same period in 2024. Of this total, 3,000 tons were exported directly and 260,000 tons were sold by overseas subsidiaries: 30,000 tons by LLC, 154,000 tons by SWT, and 76,000 tons by Lusosider.

In terms of total sales volume, the main highlight in 2Q25 was the Packaging segment, with a 1.7 p.p. increase compared to the volume sold in the previous quarter, reaching 9.0% of total volume. This was followed by the Civil Construction and Automotive segments, which grew by 1.5 p.p. and 0.5 p.p. and accounted for 16.9% and 15.2% of the total volume, respectively. In turn, the Distribution segment (32.0%) was the segment that lost the most share of sales due to competition with imported material. When we compare the total sales volume in 2Q25 with 2Q24, the biggest difference came in the Construction segment, which suffered a 2.5 p.p. reduction in sales share, while packaging captured part of this loss.

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2Q25 RESULTS

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), car production in 2Q25 reached 643,000 units, up 7.3% on the same period last year. This solid performance was seen in both cars and buses, with the main highlight being the production of light vehicles, with annual production growing by 7.9%.

Looking at data from the Brazil Steel Institute (IABr), crude steel production in the first half of the year reached 16.5 Mton, a 0.5% increase on 1H24. Apparent Consumption was 13.7 Mton, a solid increase of 9.9% compared to the same period in 2024. For its part, the Steel Industry Confidence Indicator (ICIA) for July was 21.0 points, well below the 50-point dividing line, following a steep downward trend in recent months (ninth month in a row of decline), reflecting a growing concern regarding the current situation, with the sector being impacted by higher import volumes and increased export tariffs to the United States.

According to IBGE data, the accumulated production of household appliances up to the month of May 2025 (the latest data available) recorded an increase of 8.1% compared to the same period last year, maintaining the trend of a strong upturn in white goods seen in recent months and maintaining solid resilience, even in a difficult scenario with high interest rates.

•	Net Revenues in the steel segment amounted to R$ 5,391.9 million in 2Q25, a performance 11.7% lower than in 1Q25, a result that shows all the difficulties presented in the domestic market with increased pressure from imported material, as well as lower results from exports. Compared to 2Q24, net revenues were 3.6% lower, reflecting weaker dynamics in the foreign market.

•	The Average Price for 2Q25, in turn, reached R$ 5,300/ton on the domestic market. This represents a 0.9% increase compared to the previous quarter and reflects the burden of the adjustment made at the beginning of the year and the improved mix observed during the period. In this sense, the fact that the company managed to maintain prices amid record penetration of imported steel and with all the main local players offering discounts highlights the assertive commercial strategy implemented during the period. On the other hand, a sharper quarterly decline was observed in the foreign market (-6.0% in the period), reflecting weaker dynamics observed in international markets, which helped to put pressure on the consolidated average price for the quarter.

•	In 2Q25, Slab Cost reached R$ 3,509/ton, stable in relation to the previous quarter, with the lower price of raw materials used in the process and the lower volume of slabs purchased being partially offset by a lower dilution of fixed costs. However, when compared to the same period last year, we can see a 1.1% reduction in Slab Cost, reflecting the greater optimization and efficiency of the production process.

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2Q25 RESULTS

Slab Cost (R$/ton; USD/ton) - Steel	Production Cost - 2Q25 - Steel

•	In 2Q25, Adjusted EBITDA in the Steel Segment reached R$ 581.3 million, a performance 20.0% higher than in the previous quarter and 70.0% higher than in the same period of 2024. The adjusted EBITDA margin, in turn, once again exceeded the 2-digit level, reaching 10.8%, which represents a gain of 2.8 p.p. in the quarterly comparison and 5.0 p.p. when compared to 2Q24. This strong increase in profitability reflects the company's successful strategy of prioritizing results and profitability over volume, sustaining prices and focusing on higher value-added products. All this performance is even more impressive when you consider the current market circumstances, with a flood of imported material entering the Brazilian market and a series of protective measures being implemented by other countries, especially the USA. In this context, it is worth noting that CSN has been able to deliver stronger EBITDAs throughout 2025, with the Company's steel industry proving to be an important growth driver for the year.

Adjusted EBITDA and EBITDA Margin - Steel

Mining Results

2Q25 experienced an increase in iron ore supply due to favorable seasonal climate conditions in Brazil and the conclusion of the typhoon season in Australia, in addition to being a period with high shipment volumes by Australian mining companies with the closing of their fiscal year. Additionally, despite Brazil's increased exports, inventories of Brazilian iron ore in Chinese ports were lower than last year, indicating solid demand from Chinese steelmakers and the resilience of the local economy. However, the second quarter of 2025 was also marked by intense price volatility due to the escalation of geopolitical conflicts and the US government's announcement of additional import tariffs, which was partially mitigated by negotiations with the Chinese government at the end of June. In this context, iron ore prices averaged US$ 97.76/dmt (Platts, Fe62%, N. China) in 2Q25, which was 5.7% lower than in 1Q25 (US$ 103.64/dmt) and 12.6% lower than in 2Q24 (US$ 111.82/dmt).

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2Q25 RESULTS

In terms of sea freight, the BCI-C3 route (Tubarão-Qingdao) recorded an average of US$ 20.85/ton in the second quarter of 2025 (compared to US$ 19.45/ton in the first quarter of 2025), representing a 7.2% increase over the period. The increased volume of commodities shipped was the main factor behind the cost increase, especially after the resumption of the Australian flow, which had been hindered by weather conditions in the previous quarter. However, the lower coal volume, blockades of some African mining companies, and an accident at a Peruvian port freed up more ships for the spot market, limiting the rise in C3 costs. Additionally, more chartering contracts (COAs) were signed to maintain the strategy of reducing the company's exposure to market volatility.

Total Production - Mining (thousand tons)

•	Iron Ore Production (including purchases from third parties) reached a volume of 11,602 thousand tons in 2Q25, which represents a new historical record for the Company and corresponds to a quarterly growth of 13.6% or 11.3% when compared to the same period in 2024. This excellent result reflects not only the drier period characteristics of the quarter, but also all the operational efficiency that the company has managed to achieve over the last few months at mine and throughout the logistics chain. By ending the first half of the year with more than 21.8 million tons produced, the company remains well positioned and confident of achieving its production and purchasing guidance for the year, stipulated at a range of 42-43.5 Mton.

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2Q25 RESULTS

Sales Volume - Mining (thousand tons)

•	Sales Volume, in turn, reached 11,833 thousand tons in 2Q25, 22.7% above the volume recorded in the first quarter of 2025, in line with expected seasonal trends and operational excellence during this period. Compared to 2Q24, sales volume increased by 9.6%, due to higher purchase volumes and greater logistics optimization. It is also worth highlighting that total sales recorded in 2Q25 were the second highest ever recorded in the Company's history, with a volume marginally below the record seen in 3Q24, which shows that the operation has been running at an extraordinary level of efficiency and close to the limit of its capacity.

•	Adjusted Net Revenue in 2Q25 totaled R$ 3,414 million, which is a stable performance compared to the previous quarter, with the increase in volume being offset by lower prices seen in the period. However, compared to 2Q24, net revenue increased by 2.0%, despite a 13.0% decrease in price, demonstrating the operational improvement recorded during the period. Unit net revenue was US$ 51.9 per ton in 2Q25, which is 16.2% and 11.5% lower than in 1Q25 and 2Q24, respectively, reflecting the fall in iron ore prices and the negative impact of the provisional price due to fears of a stronger slowdown in Chinese demand and the effects of tariff tensions.

•	In turn, mining's Cost of Goods Sold was R$ 2,421 million in 2Q25, an increase of 6.0% on the previous quarter, reflecting the higher pace of production, volume of purchases from third parties and sales. C1 costs amounted to US$ 20.8/t in 2Q25, down 1.0% on the previous quarter, reflecting the greater dilution of fixed costs due to the higher volume. In addition, it is important to note that the fall in C1 was not greater due to the appreciation of the dollar. Compared to 2Q24, C1 costs fell even more, by 1.9%, reinforcing the company's competitiveness and resilience.

•	Adjusted EBITDA reached R$ 1,231.5 million in 2Q25, with an adjusted EBITDA margin of 36.1%. This represents a 4.6 percentage point (p.p.) reduction compared to 1Q25 and an 11.7 p.p. reduction compared to 2Q24. This lower profitability is solely due to the fall in the iron ore price, impacted throughout the quarter by expectations of a faster reduction in demand from China, associated with US tariff disputes. These results were partially offset by excellent operating figures, including record production (including purchases from third parties), efficient logistics, and solid cost control. Year-to-date, mining's adjusted EBITDA reached R$ 2.6 billion, with an adjusted EBITDA margin of 38.4%.

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2Q25 RESULTS

EBITDA RECONCILIATION CHART

Cement

According to the National Cement Industry Union (SNIC), the real estate market remained hot in the first half of 2025, with cement sales in Brazil up 3.5% compared to the same period in 2024, totaling 32.0 million tons. While it is true that there was a slowdown in growth in 2Q25, it is also true that the sector remains very resilient and supported by the real estate sector and the high level of employment in the labor market. In the real estate sector, launches continue to expand and are driven by the Minha Casa, Minha Vida program (a federal housing program), which accounted for more than half of the residential properties launched in the period, offsetting the high interest rates registered in the country. At the same time, the labor market continues to surprise positively with unemployment remaining low, helping to keep economic activity warm. In this context, the sector continues to expand in the Brazilian market but is a little more cautious about prospects given the effect of a restrictive interest rate policy and the impacts of tariff disputes in the country.

In the case of CSN, it was possible to see an 8.1% increase in sales volume in 2Q25 compared to the previous quarter, which demonstrates the assertive strategy adopted to capture the good dynamism of the market with an increasingly efficient modal logistics and a complete and differentiated range of products. On the other hand, there was a 4.0% drop in sales volume when compared to 2Q24, but on the back of an extremely strong base. In the year to date, total sales reached 6.7 million tons and were 0.7% higher than in the same period in 2024.

Sales Volume - Cement (thousand tons)

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2Q25 RESULTS

•	Net Revenue reached R$ 1,212.7 million in 2Q25, which represents an increase of 10.1% when compared to the previous quarter, reflecting the positive seasonality of the period with the incidence of drier weather, as well as the solid pace of new launches seen in the real estate market. On the other hand, when compared to the same period last year, there was a 2.1% drop in net revenue, due to lower sales in the period, partially offset by higher prices.

•	Cement COGS in 2Q25 was 4.6% higher than in the previous quarter, even with a much higher increase in cement sold and additional pressure on raw material and fuel costs, which shows the solid cost control shown in the period. In the year-on-year comparison, on the other hand, there was a 1.4% drop in COGS due to the lower sales volume in the period.

•	As a result, Adjusted EBITDA reached R$ 293.4 million in 2Q25, which represents an increase of 21.4% in relation to the previous quarter and an expansion of 2.3 p.p. in the adjusted EBITDA margin. This increase in margin demonstrates that no matter how difficult the circumstances are, both competitive and interest-related, the sector continues to show favorable numbers of new launches and allows for a robust result in terms of profitability. When compared to 2Q24, adjusted EBITDA fell by 15.2%, with an adjusted EBITDA margin 3.8 p.p. lower, reflecting lower commercial activity and higher raw material and fuel expenses, as well as maintenance in the first half of the year.

Energy Results

In 2Q25, Net Energy Revenue reached R$ 203.4 million, which represents a growth of 14.0% in relation to 1Q25, while Adjusted EBITDA was R$ 90.0 million, with an Adjusted EBITDA Margin of 44.3%. This was the highest EBITDA ever recorded in the energy segment and reflects the favorable prices recorded in the period.

Logistics Results

In 2Q25, the Logistics segment was impacted by the incorporation of Tora and by higher rail shipments. This was in line with the favorable trend seen in the previous quarter and had a positive effects on the segment's figures. Total Net Revenue reached R$ 1,176.9 million, which is 52.7% higher than in the previous quarter and 11.3% higher when considering only organic performance. Adjusted EBITDA was R$ 519.1 million, a 46.1% increase when compared to 1Q25 and with an adjusted EBITDA margin of 44.1% , 2.0 p.p. below the previous quarter, due to the incorporation of assets with different margins within the segment.

In the case of Railway Logistics, Net Revenue reached R$ 800.5 million in 2Q25, with Adjusted EBITDA of R$ 426.7 million and an Adjusted EBITDA Margin of 53.3%. In comparison with 1Q25, revenue increased by 16.8%, with Adjusted EBITDA 32.7% higher.

In Port Logistics, Sepetiba Tecon shipped 173,000 tons of steel products, 23,000 containers, 10,000 tons of general cargo, and 93,000 tons of bulk cargo in 2Q25. Compared to the same period last year, the company reduced its shipments due to tariff dispute impacts on operations. As a result, net revenue from the port segment was 27.5% lower, reaching R$ 57.4 million. Adjusted EBITDA was also negatively impacted, reaching R$ 6.4 million in the second quarter of 2025, with an adjusted EBITDA margin of 11.1%, which is 21.8 percentage points lower than in the second quarter of 2024.

From this quarter onwards, following the incorporation of the Estrela Group, the company began presenting Logistic Multimodal’ s results. In Q2 2025, net revenue reached R$ 319.0 million, with adjusted EBITDA of R$ 86.0 million and an adjusted EBITDA margin of 27.0%.

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2Q25 RESULTS

ESG – Environmental, Social & Governance

ESG PERFOMANCE –CSN GROUP

Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, making its performance in ESG indicators available on an individualized basis. The new model allows stakeholders to have quarterly access to key results and indicators and to monitor them in an effective and even more agile way. Access can be made through the results center of CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/.

The information included in this release has been selected based on its relevance and materiality to the company. Quantitative indicators are presented in comparison with the period that best represents the metric for monitoring them. Thus, some are compared with the same quarter of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity. In addition, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of CSN Cimentos' new assets, acquired in 2022, so that some absolute indicators will undergo significant changes when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2024 Integrated Report, released in April 2025 (https://esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). The review of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments resulting from this process.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following electronic address: https://esg.csn.com.br.

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2Q25 RESULTS

Capital Markets

In the second quarter of 2025, CSN shares fell 21.4%, while the Ibovespa rose 6.6%. The average daily volume (CSNA3) traded on B3 was R$ 88.9 million. On the New York Stock Exchange (NYSE), the company's American Depositary Receipts (ADRs) fell by 16.2% in 2Q25, while the Dow Jones index rose by 5.0%. The average daily trading of ADRs (SID) on the NYSE in 2Q25 was US$ 4.7 million.

2Q25
Number of shares in thousands	1,326,094
Closing price (R$/share)	7.44
Closing price (US$/ADR)	1.40
Market Value (R$ million)	9,866
Market Value (US$ million)	1,856
Change CSNA3 (BRL)	-21.4%
Change in SID (USD)	-16.2%
Ibovespa variation (BRL)	6.6%
Change in Dow Jones (USD)	5.0%
Daily average (thousand shares)	14,136
Daily average (R$ thousand)	88,931
Daily average (thousand ADRs)	2,255
Daily average (US$ thousand)	4,718
Source: Bloomberg

Earnings Conference Call:

2Q25 Results Presentation Webcast	Investor Relations Team
Conference call in Portuguese with simultaneous translation into English	Antonio Marco Campos Rabello - CFO and IR Executive Director
August 01, 2025	Pedro Gomes de Souza (pedro.gs@csn.com.br)
09:30 a.m. (Brasília time)	Mayra Favero Celleguin
08h30 (New York time)	(mayra.celleguin@csn.com.br)
Webinar: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These outlooks include future results that may be influenced by historical results and by the statements made under 'Outlook'. Actual results, performance and events may differ materially from the assumptions and outlook and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels; protectionist measures in the US, Brazil and other countries; changes in laws and regulations; and general competitive factors (on a global, regional or national basis).

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2Q25 RESULTS

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2Q25 RESULTS

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2Q25 RESULTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 31, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.